Exhibit 99.1

Item 4: Controls and Procedures as filed on Form 10-Q for the quarter ended March 31, 2022.

As of March 31, 2022, an evaluation was performed under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, because a material weakness in the Company’s internal control over financial reporting existed at March 31, 2022 and had not been remediated by the end of the period covered by this Quarterly Report on Form 10-Q, the Company’s disclosure controls and procedures were not effective as of the end of the period covered by this Quarterly Report on Form 10-Q. This material weakness in the Company’s internal control over financial reporting and the Company’s remediation efforts are described below.

Material Weakness in Internal Control over Financial Reporting

The Company’s management, including our Chief Executive Officer and Chief Financial Officer, identified a material weakness related to the Company’s internal control over financial reporting.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The Company failed to design controls upon the adoption of ASC 323, Equity Method and Joint Ventures (“Accounting Guidance”), to assess periodically whether a limited partnership investment (the “Investment”) in a Low Income Housing Tax Credit entity (a “LIHTC Entity”) that is held by the Company separate from its investment in its wholly owned bank subsidiary, The Peoples Bank, Biloxi, Mississippi, was Impaired as required by the Accounting Guidance.  As a result, the Company’s financial statements for prior periods contained an error (“Error”) that totaled $2,110,000 cumulatively, and should have been recorded in years ending December 31, 2018 and earlier.

Even though the Company has concluded that the Error did not create any material misstatement to previously issued financial statements for any prior periods, the current period or the trend in earnings, the material weakness that caused the Error could result in a failure to evaluate similar investments for impairment that could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Remediation Measures

To address the material weakness described above the Company has designed and implemented new and enhanced controls to ensure that: (i) any investments in a LIHTC Entity are evaluated for impairment each period in accordance with the Accounting Guidance, and (ii) that in-house accounting personnel have training to ensure they have the relevant expertise related to such investments to the extent necessary to account for any similar investments made in the future.

We believe the actions described above will be sufficient to remediate the identified material weakness and strengthen our internal control over financial reporting.  However, the new and enhanced controls have not operated for a sufficient amount of time to conclude that the material weakness has been remediated.  We will continue to monitor the effectiveness of these controls and will make any further changes management determines appropriate.